EXHIBIT 21.1

Subsidiaries of Handheld Entertainment, Inc.

The subsidiaries of Handheld Entertainment, Inc.. (the “Registrant”) as of April 2, 2007, are listed below:

Subsidiary	Ownership	Jurisdiction

1. Dorks LLC	100% owned by Registrant	Washington, United States

2. Putfile, Ltd.	100% owned by Registrant	United Kingdom